EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 42504, Israel
__________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Thursday, August 29, 2013 at our offices at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect two Class B directors, each for an additional term of three years expiring at our 2016 Annual General Meeting of Shareholders;

2.	To elect an outside director for a term of three years commencing on August 29, 2013;

3.	To approve our compensation policy; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our Audit Committee to determine their compensation.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 23, 2013 are entitled to notice of and to vote at the Meeting.  You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Herzle Bodinger
Chairman of the Board of Directors

July 25, 2013

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 42504, Israel
__________________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, August 29, 2013 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 25, 2013.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of two Class B directors, each for an additional term of three years expiring at our 2016 Annual General Meeting of Shareholders; (ii) the election of an outside director for a term of three years commencing on August 29, 2013; (iii) the approval of our compensation policy; and (iv) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our Audit Committee to determine their compensation. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be presented and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on July 23, 2013, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of July 23, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,918,647 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Except as expressly provided otherwise herein, an affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of July 23, 2013 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director that owns stock and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Howard P.L. Yeung (3)	7,991,872	61.4%
Kenneth Yeung (4)	450,029	5.0%
Ben Zion Gruber (5)	120,000	1.3%
Adrian Berg	1,533	*
Roy Kui Chuen Chan	1,533	*
All directors and executive officers as a group (10 persons)	123,066	1.4%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of July 23, 2013.

(3)
Includes (i) 3,447,489 outstanding ordinary shares; (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung; (iii) 2,658,947 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung; and (iv) 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

(5)
All such ordinary shares are subject to currently exercisable warrants granted pursuant to the loan agreement entered into in February 2012.  Warrants to purchase 120,000 ordinary shares are exercisable at an exercise price of $2.50 per share.  The warrants expire in February 2015.

I.  RE-ELECTION OF CLASS B DIRECTORS
(Item 1 on the Proxy Card)

Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than 11 members and is divided into three classes (other than outside directors): Class A, Class B and Class C.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years.  At present, we have two Class A directors, two Class B directors and one Class C director.  All the members of our Board of Directors, except the outside directors, may be re-elected upon completion of their term of office.  In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law. The term of office of our two Class B directors, Messrs. Herzle Bodinger and Michael Letchinger, expires as of the Meeting.

We do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our Articles of Association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.  Accordingly, our Board of Directors proposes the election of Mr. Herzle Bodinger and Mr. Michael Letchinger, to serve as our Class B directors, to hold office for additional terms of three years until our annual general meeting of shareholders to be held in 2016.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Set forth below is information about the nominees, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Herzle Bodinger, 70, has served as the executive chairman of our board of directors since July 1998. General (Res.) Bodinger first joined us in May 1997 as the chief executive officer of our U.S. subsidiary and was appointed our chief executive officer in June 1998. General Bodinger served as our chief executive officer from 1998 until 2001 and from June 2006 until July 2007. General Bodinger served as the Commander of the Israeli Air Forces from January 1992 through July 1996. During the 35 years of his service in the Israeli Defense Forces, he also served as a fighter pilot while holding various command positions. General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Michael Letchinger, 57, has served as a director since 2004. Mr. Letchinger is a designee of Horsham Enterprises Ltd. Since 2000, Mr. Letchinger has been general counsel and senior vice president-managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000, Mr. Letchinger was general counsel and senior vice president-managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a J.D. degree from University of Chicago Law School.

The Board of Directors recommends a vote FOR the re-election of the two nominees for Class B director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Our current board members are Messrs. Herzle Bodinger, Eli Akavia, Adrian Berg, Roy Kui Chuen Chan, Ben Zion Gruber and Michael Letchinger and Ms. Nurit Mor.  For more information about our directors and their resumes, see Item 6A – “Directors, Senior Management and Employees – Directors and Senior Management” of our annual report for the year ended December 31, 2012, filed on Form 20-F with the SEC on April 24, 2013, which may be viewed through the EDGAR website of the SEC at www.sec.gov or via a link from our website at www.rada.com.  The contents of our website do not form part of the proxy solicitation material.

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires publicly held Israeli companies to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.  In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign exchange serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee and the compensation committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice.  However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the SEC and NASDAQ Stock Market.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law.

Our board of directors has determined that our current outside directors, Ms. Nurit Mor and Mr. Eli Akavia, both qualify as independent directors under the SEC and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ requirements.

Committees of the Board of Directors

Audit Committee.   Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must be comprised of at least three directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an outside director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among other things, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is also required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective "independence" requirements of the SEC and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  Our audit committee also has the responsibility of approving related-party transactions as required by Israeli law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

The current members of our audit committee are Ms. Nurit Mor and Messrs. Eli Akavia and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter. Our Board of Directors has determined that, upon his election (see Item 2 below), Mr. Elan Sigal will qualify as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. Mr. Akavia is not standing for re-election.

Compensation Committee.  Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii)  recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  Under Israeli law, the compensation committee will consist of no less than three members, including all of the outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.

Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Eli Akavia and Mr. Ben-Zion Gruber. Mr. Akavia is not standing for re-election. Upon his election as an outside director (see Item 2 below), Mr. Sigal will also be a member of the compensation committee.

Directors and Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 10 persons	$987,296	$264,286

During the year ended December 31, 2012, we paid each of our outside directors a per-meeting attendance fee of NIS 1,816 (approximately $500) and an annual fee of NIS 28,558 (approximately $7,900).

As of July 23, 2013 our director, Mr. Ben Zion Gruber, held warrants to purchase 120,000 of our ordinary shares at an exercise price of $2.50 per share that were issued pursuant to the loan agreement we entered into in February 2012. The warrants expire in February 2015. In addition, each of Mr. Berg and Mr. Chan holds 1,533 ordinary shares of our company. No other board members or executive officers held any options or warrants of our company as of that date.

II. ELECTION OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

The outside directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, outside directors serve for a three-year term and may be reelected to two additional three-year terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint outside directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

An outside director may be nominated for an additional term either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same manner required to appoint outside directors for an initial term, as described above.  If such re-election is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

One of our outside directors, Mr. Eli Akavia, has resigned from his position effective this Meeting.  At the Meeting, shareholders will be asked to elect Mr. Elan Sigal as an outside director of our company to serve for a three-year term from the day of this Meeting.  After reviewing the declaration of Mr. Sigal confirming his qualifications, our Board of Directors has determined that Mr. Sigal qualifies as an outside director, within the meaning of the Israeli Companies Law.  Our Board of Directors has further determined that, upon his election, Mr. Sigal will qualify as an accounting and financial expert, as such term are defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about the nominee for outside director, including principal occupation and business history:

Elan Sigal (46) Since January 2013, Mr. Sigal has served as the chief financial officer of Landa Corporation (Israel), an Israeli company that develops printing systems with propriety nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the chief financial officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers.  Between 2004 and December 2007, Mr. Sigal served as the chief financial officer of our company.  From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm.  Mr. Sigal served as a fighter pilot in the Israeli Air Force for ten years.  Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

The Board of Directors recommends a vote FOR the election of the nominee for outside director.

The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons' relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

Pursuant to regulations promulgated under the Israeli Companies Law, outside directors are entitled to receive annual compensation and a meeting participation fee, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  Since our Audit Committee and Board of Directors have resolved that our outside directors will receive the fixed amounts determined by such regulations as annual compensation and a meeting participation fee, no shareholders’ approval is required for such payment.

III. APPROVAL OF OUR COMPENSATION POLICY
(Item 3 on the Proxy Card)

In accordance with recent amendments to the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. These amendments to the Companies Law also define the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders.

Our board of directors, based on the recommendation of our compensation committee, has resolved to approve the compensation policy in the form attached as Exhibit A to this Proxy Statement. Our compensation committee and our board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our compensation committee and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve the Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2013 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the Compensation Policy even if it was not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has reviewed the compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 4 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2013, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Audit Committee to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2012, we paid Kost Forer Gabbay & Kasierer approximately $93,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2013, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

V.  REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2012, including the auditor’s report and consolidated financial statements for the year ended December 31, 2012, which was filed with the SEC on April 24, 2013, is available on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., ADAR HOUSE, 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: SHIRI LAZAROVICH, CFO.

By Order of the Board of Directors,

Herzle Bodinger
President and Chairman of the Board of Directors

Dated: July 25, 2013

EXHIBIT A

RADA ELECTRONIC INDUSTRIES LTD.
("RADA" OR THE "COMPANY")
COMPENSATION POLICY OF OFFICE HOLDERS
August 29, 2013

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the "Companies Law"), a public company, such as RADA, is required to adopt a compensation policy setting forth the principles governing the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company..

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

The Compensation Committee shall first determine the appropriate level of total compensation for each Senior Executive, and then determines the appropriate allocation among annual base cash compensation, annual performance-based cash incentive compensation (cash bonus) and long-term stock incentive compensation (to the extent the Company adopts a share option plan).  Such allocation shall be based on the principles set forth in this Policy.

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business, the complexity of the Company’s business and the fact that the Company's shares are traded in Nasdaq; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value) in Israel; and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

Currently, the ratio between the average Salary of all Senior Executives and the median and average Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) is 1:3.5 and 1:2.75, respectively.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only. A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives consists of (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) other executive benefits and to the extent the Company duly adopts a share Incentive Plan, (iv) long-term equity-based (shares) compensation1.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, resolve to pay or change the amount of the cash bonus (increase or decrease), which resolution may need not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate).  However, such payment or changes to the cash bonus shall be immaterial (up to 3 monthly base salaries).

1 Currently, the Company does not have any effective Share Incentive Plan. Therefore, the provisions set forth below that are applicable to equity based long term compensation shall apply only if and when such Share Incentive Plan be duly adopted by the shareholders of the Company. The provisions of this Policy should not be read as a manifestation of any intention of the Company to adopt such Share Incentive Plan at any time, and the Company may not adopt such Share Incentive Plan at all or during the term of this Policy.

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 25% to 90% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie executive compensation to the company's performance and to encourage Senior Executive's to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds. Such thresholds may be measurable financial or personal thresholds, as shall be determined for each applicable Senior Executive by the CEO and approved by the Compensation Committee and the Board, as applicable, pursuant to this Policy, and subject to the approvals required under the Companies Law. The Bonus shall be at the levels which will range from 5%-40%% of the Senior Executive’s total potential compensation.

The criteria for measurement of personal criteria shall be determined individually by the Compensation Committee upon the recommendation of the CEO (with respect to all Senior Executives other than the CEO and the Chairman of the Board), and approved by the Board. A non-exhaustive list of personal criteria is attached as Exhibit I hereto.

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the "FS") for the applicable year.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company by deducting such Balance from the first amounts payable to such Senior Executive as Bonus immediately after the completion of such restatement. To the extent that no Bonus will be payable to such Senior Executive in that year than the Balance shall be deducted from the Bonus payable in the next year.  Notwithstanding the above, if (i) the employment relationships with the Company terminates before the Balance is fully repaid to the Company, than the Balance shall be deducted from all amounts due and payable to such Senior Executive in connection with such termination (subject to the limitations of any applicable law); and (ii) the Balance is not repaid in full to the Company during the two consecutive years following the restatement, the Executive Officer shall repay the Balance, or the unpaid portion thereof (as applicable) pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee. If as a result of such restatement the restated Bonus will be greater than the original Bonus that was paid to the Executive Officer, than the Company shall promptly pay to the Executive Officer all amounts due and payable pursuant to such restatement.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment or (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this Policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full at the same time that the Company makes salary payments to the majority of its employees immediately following the approval by the Board of the FS of such applicable year.

Non-recurrent events shall not be taken into account for the purposes of calculation of the financial criteria,

The ranges of the Bonus for the Senior Executives shall be as follows:

Chairman: The Chairman of the Board shall be entitled to Bonus that will be determined by the Compensation Committee and approved by the Board of Directors. The formula of the Chairman's Bonus shall include at least three of the following criteria: EBITDA, Revenues, Gross Profit and Profit before Tax.  The Compensation Committee shall allocate appropriate weight (%) to each component and the Bonus will be paid (in full or in part) only if the Company's meets at least 80% of the target for the applicable component as set forth in the Company's budget approved by the Board for each year. The maximum Bonus payable to the Chairman shall not exceed 8 base salaries.

CEO: The CEO shall be entitled to Bonus that will be determined by the Compensation Committee and approved by the Board of Directors. The formula of the Chairman's Bonus shall include at least three of the following criteria: EBITDA, Revenues, Gross Profit and Profit before Tax.  In addition, the Compensation Committee may add personal criteria (that will be updated on an annual basis), provided that the ratio between the financial criteria shall account for at least 70% off the Bonus. The Compensation Committee shall allocate appropriate weight (%) to each financial component, and if applicable, to each personal component. The Bonus will be paid (in full or in part) only if the Company's, or the CEO, (as applicable) meets at least 80% of the target for the applicable component as set forth in the Company's budget approved by the Board for each year. The maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

Other Executive Officers: The Bonus that will be paid to other Executive Officers (that are not the Chairman or the CEO) shall be determined by the CEO and approved by the Compensation Committee.  The Bonus shall be based on financial and personal criteria. The maximum Bonus payable to such Executive Officers shall not exceed 8 base salaries.

Additional Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use, including all costs and grossing up of the tax value. Alternately, the Company may pay such Executive Officers the cost of such car to the Company (without tax gross-up).  The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies) of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone, a laptop computer and a business daily newspaper. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each Executive Officer is entitled to receive between 18-26 paid vacation days for each 12 months of employment. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the maximum amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA). All the payments and allowances will be calculated with respect to the entire base Salary.

The Company and the Executive shall open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("Keren Hishtalmut") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the entire base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Long-Term Equity Based Incentive Compensation

The long-term equity based incentive compensation shall be at the levels which will range from 15%-70% of the Senior Executive’s annual costs of the base salary (including social benefits).

If we adopt a Share Incentive Plan in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time ("ITO") we shall issue to each Executive Officer options to purchase Ordinary Shares of our Company. The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest in three installments over three years period and the exercise price thereof shall be determined by the Compensation Committee but in any event shall not be lower than the closing price of the Company's shares on NASDAQ for the last trading day prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options shall be proportionally reduced and adjusted in the event of payment of cash dividend and the exercise of the options may be made by cashless mechanism.

Compensation of Directors

Directors that are employees of the Company or engaged by the controlling shareholder(s) of the Company shall not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meeting of the Board of Directors outside their country of usual residence.

Other directors shall be entitled to receive Directors' fees that are equal to the fees payable to External Directors pursuant to the Companies Law and the regulations promulgated pursuant thereto.

Notwithstanding the above, and subject to specific shareholders' approval, all directors shall be entitled to receive options to purchase the company's shares. The share options will be subject to the provisions set forth above, provided that in the aggregate the total number of options issued to Directors (that are not otherwise employees of the Company) shall not exceed __% of the Company's outstanding share capital (on fully diluted basis) as of the date of grant of such options.

D&O Insurance; Indemnification

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall not be greater than 25% of the Company's shareholders equity on the date of payment of the indemnification amount.

Retirement Bonus-Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives shall be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

Chairman/CEO: up to three (3) monthly base salaries per year and up to a maximum of six (6) monthly base salaries in the aggregate.

Other Executive Officers: up to 1.5 monthly base salaries per annum and up to a maximum of four (4) monthly base salaries in the aggregate.

Exhibit I (to the Compensation Policy)
Personal Qualitative Goals

▪	Implementation or completion of specified projects or processes;
▪	Customer satisfaction;
▪	Productivity;
▪	The formation of joint ventures;
▪	Research or development collaborations, or the Completion of other transactions;
▪	Market share;
▪	Completion of acquisitions of assets;
▪	Acquisitions of businesses or companies;
▪	Completion of divestitures and asset sale;
▪	Greater geographic and product diversification;
▪	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
▪	Defending pending litigation matters and protecting the Company’s intellectual property;
▪	Launching research and development initiatives
▪	Effectively representing the Company in various Legislative and regulatory matters
▪	Expansion of customer and strategic partner base;
▪	Production performance including buoy deployments, quality and safety;
▪	Creation and advancement of technology;
▪	Development and management of the employee base;
▪	Maintenance of worldwide regulatory compliance;
▪	Improving technical achievements;
▪	Adherence to ethical standards;
▪	New orders; and
▪	New customers.